Dreyfus Premier Value Fund
Statement of Investments (Unaudited)
January 31, 2005

Common Stock-98.6%	Shares	Value($)
Banking-9.6%		
Bank of America	75,008	3,478,121
J.P. Morgan Chase & Co.	89,272	3,332,524
PNC Financial Services Group	20,800	1,120,496
Wachovia	28,300	1,552,255
Wells Fargo	41,300	2,531,690
		12,015,086
Basic Industry-1.1%		
Air Products & Chemicals	10,200	600,882
Bowater	6,300	239,400
Owens-Illinois	26,500	602,080
		1,442,362
Beverages & Tobacco-2.0%		
Altria Group	40,500	**2,585,115**
Broadcasting & Publishing-1.4%		
Time Warner	95,400	**1,717,200**
Capital Goods-10.6%		
Eaton	17,500	1,189,825
Emerson Electric	28,000	1,882,720
Fluor	7,400	396,196
NCR	130,200a	4,450,236
Navistar International	29,300a	1,140,356
Tyco International	22,200	802,308
United Technologies	34,800	3,503,664
		13,365,305
Chemicals-1.3%		
Celanese, Ser. A	52,400a,b	845,212
Lyondell Chemical	19,700	579,574
Westlake Chemical	4,800	150,720
		1,575,506
Consumer Durable-.7%		
Maytag	13,600	213,656
Walter Industries	18,600	651,372
		865,028
Consumer Non Durable-6.3%		
Colgate-Palmolive	43,900	2,306,506
Del Monte Foods	142,500a	1,607,400
Jones Apparel Group	12,000	403,560
Kraft Foods, Cl. A	28,500	968,430
Newell Rubbermaid	30,000	645,600
NIKE, Cl. B	16,200	1,403,406
Polo Ralph Lauren	14,100	549,195
		7,884,097
Consumer Services-9.9%		
Abercrombie & Fitch, Cl. A	19,100	957,292
Advance Auto Parts	14,900a	642,190
ARAMARK, Cl. B	24,300	631,557
Brinker International	17,300a	650,653
Cendant	13,800	324,990
Circuit City Stores- Circuit City Group	9,000	128,880
Clear Channel Communications	67,100	2,176,053
DST Systems	7,600a,b	368,448
Liberty Media International, Cl. A	7,300a	330,544
Liberty Media	70,200a	732,888
May Department Stores	22,700	769,530
McDonald's	39,300	1,272,927
Omnicom Group	20,500	1,740,245
Starwood Hotels & Resorts Worldwide	11,100	642,579
Viacom, Cl. B	28,200	1,052,988
		12,421,764
Energy-10.7%		
BP, ADR	29,100	1,734,942
ChevronTexaco	40,000	2,176,000
ENSCO International	18,000	616,140
Exxon Mobil	111,660	5,761,656
Kerr-McGee	29,500	1,821,625
Williams Cos.	81,900	1,376,739
		13,487,102
Financial-19.2%		
Alliance Capital Management Holding	30,500b	1,372,195
American Express	11,800	629,530
American International Group	28,527	1,891,054
AmeriCredit	27,500a	675,125
Chubb	23,500	1,750,280
Citigroup	83,001	4,071,199
Countrywide Financial	21,998	813,926
Federal Home Loan Mortgage	26,100	1,704,069
Federal National Mortgage Association	18,800	1,214,104
Fidelity National Financial	8,200	359,324
Genworth Financial, Cl. A	61,700	1,636,901
Goldman Sachs Group	11,600	1,251,060
Janus Capital Group	21,800	323,294
Knight Trading Group	32,300a	320,093
MBIA	5,300	316,622
Merrill Lynch	34,200	2,054,394
Morgan Stanley	27,900	1,561,284
PMI Group	29,100	1,157,307
Prudential Financial	7,400	398,934
Radian Group	11,200	536,928
		24,037,623

Health Care-6.2%		
Boston Scientific	41,000	1,355,460
Cephalon	12,900	634,680
IVAX	45,850	689,126
Medco Health Solutions	56,500	2,405,205
PacifiCare Health Systems	10,100	621,453
PerkinElmer	58,200	1,338,018
Schering-Plough	36,800	683,008
		7,726,950
Insurance-1.8%		
Reinsurance Group of America	18,100	851,062
Endurance Specialty Holdings	40,900	1,406,960
		2,258,022
Merchandising-.4%		
Foot Locker	19,700	**530,324**
Real Estate-.4%		
Spirit Finance	41,200a	**490,280**
Technology-6.9%		
Agere Systems, Cl. A	365,700a	526,608
Automatic Data Processing	33,300	1,447,884
Ceridian	25,400a	449,580
Fairchild Semiconductor, Cl. A	37,300a	532,271
Fiserv	28,100a	1,074,825
International Business Machines	16,600	1,550,772
Micron Technology	38,100a	396,621
Microsoft	53,300	1,400,724
Solectron	122,000a	606,340
SunGard Data Systems	24,800a	666,872
		8,652,497
Telecommunication-1.4%		
Sprint (FON Group)	71,500	**1,703,845**
Transportation-.3%		
CSX	9,700	**387,709**
Ulilities-8.4%		
ALLTEL	20,900	1,150,336
Calpine	146,000a,b	486,180
Edison International	37,900	1,230,613
Entergy	18,400	1,279,168
Exelon	39,100	1,730,175
NRG Energy	17,900a	626,500
PG&E	38,400a	1,344,000
PPL	11,800	637,200
Verizon Communications	57,400	2,042,866
		10,527,038
Total Common Stocks (cost $104,183,489)		**123,672,853**

Short Term Investments-2.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.12%, 3/3/2005	2,454,000	2,449,632
2.09%, 3/10/2005	330,000	329,277
Total Short-Term Investments (cost $2,778,948)		**2,778,909**

Investment of Cash Collateral for Securities Loaned-2.4%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $3,062,300)	3062300c	**3,062,300**

Total Investments(cost $110,024,727)	103.2%	**129,514,062**
Liabilities, Less Cash and Receivables	(3.2%)	**(4,022,218)**
Net Assets	100.0%	**125,491,844**

[a] Non-Income Producing.
[b] All or a portion fo these securities are on loan. At January 31,2005, the total market value of the securities on loan is $2,912,051 and the total market value of the collateral held by the fund is $3,062,300.
c Investments in affiliated money market mutual funds.
Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier International Opportunities Fund
Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--95.0%	Shares	Value ($)
Australia--1.4%		
Amcor	16,351	89,971
National Australia Bank	7,688	176,542
		266,513
Belgium--.9%		
Fortis	6,650	**179,693**
Brazil--1.0%		
Petroleo Brasileiro, ADR	2,600	105,690
Telecomunicacoes Brasileiras, ADR	3,324	92,440
		198,130
Canada--3.5%		
CP Railway	4,300	145,504
Quebecor World	11,250	241,550
Royal Bank of Canada	2,180	110,827
Sobeys	6,300	171,814
		669,695
China--.7%		
China Telecom, Cl. H	167,000	62,092
Huadian Power International, Cl. H	255,400	75,312
		137,404
Croatia--.1%		
Pliva, GDR	1100a	**13,860**
Denmark--.3%		
Danske Bank	1,850	**54,028**
Finland--1.6%		
M-real, CL. B	18,100	97,912
Nokia	1,300	19,911
Nokia, ADR	4,359	66,606
UPM-Kymmene	5,758	121,890
		306,319
France--7.2%		
BNP Paribas	2,030	146,462
Carrefour	3,750	193,325
France Telecom	4713b	147,872
Sanofi-Aventis	2,930	218,652
Schneider Electric	2,210	168,811
Thomson	3,130	79,396
Total	1,233	264,387
Valeo	3,890	158,507
		1,377,412
Germany--5.9%		
Deutsche Bank	1,465	124,603
Deutsche Boerse	1,300	80,830
Deutsche Lufthansa	6758b	94,345
Deutsche Post	9,930	230,011
Deutsche Postbank	2,040	91,607
E.ON	1,614	144,576
Heidelberger Druckmaschinen	1990b	67,521
KarstadtQuelle	10,592	99,822
Medion	1,860	37,410
Volkswagen	3,490	167,548
		1,138,273

Hong Kong--1.2%		
Bank of East Asia	31,042	92,531
China Mobile (Hong Kong)	34,500	108,147
Citic Pacific	12,100	33,896
		234,574
Hungary--.5%		
Magyar Tavkozlesi	20,300	**94,276**
India--1.3%		
Hindalco Industries, GDR	2600a	76,076
Mahanagar Telephone Nigam, ADR	9,600	67,680
Reliance Industries, GDR	4300a,b	105,737
		249,493
Indonesia--.7%		
PT Gudang Garam	68,800	**126,490**
Ireland--1.4%		
Bank of Ireland	16,970	**269,869**
Italy--3.9%		
Banche Popolari Unite Scrl	3,445	70,322
Benetton Group	6,300	82,203
Eni	7,505	182,351
Finmeccanica	156,310	146,089
SanPaolo IMI	2,770	38,634
UniCredito Italiano	42,200	232,132
		751,731
Japan--22.2%		
ALPS ELECTRIC	5,800	79,367
CANON	3,000	156,333
Credit Saison	4,700	159,652
DENTSU	36	91,020
FUNAI ELECTRIC	900	103,353
Fuji Heavy Industries	19,800	93,435
Fuji Photo Film	3,900	140,005
HONDA MOTOR	3,500	183,402
KDDI	24	122,519
Kao	4,800	111,633
Kuraray	9,400	86,539
LAWSON	2,700	104,743
MABUCHI MOTOR	1,700	116,314
MINEBEA	26,500	115,334
MURATA MANUFACTURING	1,900	99,194
Matsumotokiyoshi	3,300	97,448
NIPPON TELEGRAPH AND TELEPHONE	24	101,211
Nippon Express	44,000	215,276
OLYMPUS	4,000	83,378
RINNAI	4,900	123,653
ROHM	1,600	145,602
SKYLARK	7,300	124,056
SOHGO SECURITY SERVICES	5,300	76,259
SUMITOMO CHEMICAL	19,500	100,863
Sekisui House	10,000	115,802
77 Bank	19,000	137,515
Shin-Etsu Chemical	4,400	174,089
Shiseido	5,400	75,092
Sumitomo Bakelite	18,000	113,428
Sumitomo Mitsui Financial	22	154,133
TAKEFUJI	2,180	152,731
TDK	800	55,585
TOYODA GOSEI	3,200	63,305
Takeda Pharmaceutical	3,450	163,802
Toyota Motor	2,200	85,559
Yamaha Motor	9,400	154,301
		4,275,931
Malaysia--.5%		
Sime Darby	58,300	**98,189**
Mexico--1.8%		
Cemex, ADR	2,995	112,253
Coca-Cola Femsa, ADR	5,500	142,615
Telefonos de Mexico, ADR	2,560	95,360
		350,228
Netherlands--4.9%		
ABN AMRO	3,339	90,356
Aegon	10,664	144,565
DSM	510	31,690
Heineken	4,997	171,047
Koninklijke (Royal) Philips Electronics	5,990	156,628
Koninklijke (Royal) Philips Electronics (New York Shares)	1,670	43,554
Royal Dutch Petroleum	2,700	156,791
Wolters Kluwer	8,628	155,540

		950,171
New Zealand--.2%		
Carter Holt Harvey	22,250	**34,448**
Norway--.1%		
Norsk Hydro	350	**26,591**
Portugal--.4%		
EDP - Energias de Portugal	24,130	**71,085**
Singapore--1.5%		
DBS	17,000	164,051
Singapore Technologies Engineering	7,000	10,261
United Overseas Bank	13,200	112,062
		286,374
South Africa--2.5%		
Anglo American	4,660	108,082
Nampak	40,400	103,365
Nedcor	9,079	110,223
Old Mutual	27,300	64,886
Sappi	7,400	94,666
		481,222
South Korea--3.3%		
Hyundai Motor, GDR	3000a	84,240
KT, ADR	5,600	121,296
Kookmin Bank, ADR	2350b	101,990
Korea Electric Power, ADR	9,260	127,881
POSCO, ADR	169	7,605
SK Telecom, ADR	4,400	87,824
Samsung Electronics, GDR	470	112,467
		643,303
Spain--2.7%		
Banco de Sabadell	5,310	135,525
Endesa	8,740	199,028
Repsol YPF	1,100	28,103
Repsol YPF, ADR	6,120	156,550
		519,206
Sweden--.7%		
Electrolux, Cl. B	6,200	**132,238**
Switzerland--6.2%		
Clariant	4,535	74,344
Julius Baer, Cl. B	222	77,593
Lonza	2,010	123,692
Nestle	950	248,909
Novartis	5,160	247,264
Swiss Re	2,260	154,467
UBS	2,060	167,034
Zurich Financial Services	540	89,750
		1,183,053
Taiwan--1.3%		
Compal Electronics, GDR	24,417	116,225
United Microelectronics, ADR	37951b	133,967
		250,192
United Kingdom--15.1%		
BAA	9,300	109,251
BAE Systems	23,045	106,509
BOC	5,254	97,131
BT	47,300	185,218
Barclays	9,831	107,716
Boots	11,537	144,761
Bunzl	14,890	124,321
Centrica	18,000	79,041
Diageo	13,338	181,672
easyJet	500b	2,071
GKN	42,450	194,397
GlaxoSmithKline	12,600	278,719
Lloyds TSB	13,869	129,570
Marks & Spencer	11,300	76,797
Rexam	8,400	71,913
Rio Tinto	6,061	188,272
Royal Bank of Scotland	6,556	217,348
Sainsbury (J)	21,325	113,614
Scottish Power	4,000	31,741
Shell Transport & Trading	28,233	246,357
Unilever	15,490	146,974
Vodafone	26,800	69,121
		2,902,514
Total Common Stocks		
(cost $14,606,861)		**18,272,505**

	Principal	
Short-Term Investments--2.2%	Amount ($)	Value ($)
U.S. Treasury Bills:		
1.98%, 2/10/2005	200,000	199,920
1.84%, 2/24/2005	101,000	100,872
2.04%, 3/10/2005	125,000	124,726
Total Short-Term Investments		
(cost $425,520)		**425,518**
Total Investments (cost $15,032,381)	97.2%	**18,698,023**
Cash and Receivables (Net)	2.8%	**531,934**
Net Assets	100.0%	**19,229,957**

ADR--American Depository Receipts
GDR--Global Depository Receipts

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
   securities may be resold in transactions exempt from registration, normally to qualified institutional
   buyers. These securities have been determined to be liquid by the Board of Trustees.
   At January 31, 2005, these securities amounted to $279,913 or 1.5% of net assets.
b Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.